UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers

Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On 15 November 2023, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Announces the Release of PNOC022 Clinical Study Abstract Highlighting Paxalisib Diffuse Midline Glioma Patients Ahead of the Society of Neuro-Oncology 2023 Annual Meeting,” regarding a late-breaking abstract released by organizers of the Society of Neuro-Oncology 2023 Annual Meeting.

The preliminary results from a single cohort in this Pacific Pediatric Neuro-Oncology Consortium (PNOC) sponsored cooperative group clinical study will be presented on Sunday, 19 November 2023 in Vancouver, Canada. Sixty-eight children and young adults with DMG who completed standard of care radiation treatment received paxalisib (an investigational PI3K-mTOR dual inhibitor) and ONC201 (an investigational dopamine receptor D2 (DRD2) and ClpP agonist). The abstract reported that median overall survival (OS) from time of diagnosis was 16.5 months.

Key Points from the Abstract

•	Sixty-eight patients with biopsy-proven DMG were enrolled between November 2021 and June 2023 (median age 9 years [range 3-37], n=41 female [60%])

•	Median OS from time of diagnosis was 16.5 months (lower 95% confidence interval (CI) 11.6 months) with a median follow-up time of 9.9 months (95% CI: 8.5, 11.4)

•

Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and, colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2)

About the PNOC022 Phase 2 study

The PNOC DMG Adaptive Combination Trial (PNOC022) Phase 2 study is an adaptive platform study that is examining paxalisib in combination with ONC201, an experimental DRD2 antagonist developed by Chimerix, Inc. (Durham, NC). PNOC022 is enrolling children and young adults with DMG, a category of brain tumours that includes diffuse intrinsic pontine glioma (DIPG). The study includes three cohorts comprising of newly diagnosed patients, patients who have completed initial radiotherapy, and patients who have experienced disease progression after treatment. The primary endpoint is the proportion of patients who are progression-free at six months for newly diagnosed patients, and OS for recurrent patients.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description
99.1	Press Release of Kazia Therapeutics Limited dated 15 November 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 15 November 2023